Exhibit 99.2

Scorpio Tankers Inc. Announces Closing of Offer to Exchange Existing Convertible Notes
MONACO, May 16, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") announced today that it has closed its previously announced exchange offer (the "Exchange Offer"), pursuant to which certain holders of the Company's 2.375% Convertible Senior Notes due 2019 (the "Existing Notes") offered to exchange $188.5 million in aggregate principal amount of such Existing Notes for $188.5 million in aggregate principal amount of the Company's 3.00% Convertible Senior Notes due 2022 (the "Exchange Notes"). The aggregate principal amount includes an additional $13.5 million of Existing Notes tendered for exchange by one of the holders in the Exchange Offer.
Following closing of the Exchange Offer, there is $160.0 million in aggregate principal amount of Existing Notes outstanding.
This press release is neither an offer to sell nor a solicitation of an offer to buy the Exchange Notes, nor shall there be any sale of the Exchange Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The Exchange Notes and the common shares issuable upon conversion of the Exchange Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 2.7 years and time or bareboat charters-in 18 product tankers (two LR2 tankers, nine MR tankers and seven Handymax tankers).
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company's operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. ("NPTI") and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616